EXHIBIT 17.1

James C. Marshall
14300 N. Northsight Blvd., Suite 300
Scottsdale, AZ 85260
(480) 443.0500

Letter of Resignation

January 3, 2012

Mr. Edmond L. Lonergan, CEO
Green Planet Group, Inc.
14988 N. 78th Way, Suite 103
Scottsdale, AZ 85260

Dear Ed,

Effective today accept my resignation from the Board of Directors, and a Chief Financial Officer of Green Planet Group, Inc. and each of its subsidiaries.

Due to the Board’s lack of support and confidence in my work these last five years while at the same time I cannot continue the unlimited personal exposure for payroll taxes, bankruptcy filings and liabilities, litigation, representations and cash flow.  At the same time I can no longer financially support the companies’ underpayment of my fees while continuing to pay other expenses.

Respectfully submitted,

/s/ James C. Marshall

James C. Marshall